November 17, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Christian Windsor, Special Counsel, Office of Financial Services

Re:          National Commerce Corporation

Registration Statement on Form S-4

Filed October 21, 2016

File No. 333-214194

Dear Mr. Windsor:

On behalf of National Commerce Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 filed with the Commission on October 21, 2016 (the “Registration Statement”) contained in your letter dated November 15, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing contemporaneously herewith an amendment to the Registration Statement (“Amendment No. 1”). Additionally, we will provide two copies of Amendment No. 1, as well as two copies of Amendment No. 1 (excluding exhibits) marked to show changes from the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have reproduced the text of each comment in bold text followed by the Company’s response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used and not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Conditions to Completing the Merger, page 6

1.

You state here and elsewhere that one of PBI’s closing conditions is that it have a minimum adjusted shareholders’ equity of not less than $31,000,000. We note that as of June 30, 2016, it has a total shareholders’ equity of $26,178,000. Please explain how PBI expects to satisfy this condition, including any known adjustments to PBI’s shareholder equity. An investor must be able to understand how the likely impact of this closing condition on the ability to complete the merger.

Mr. Christian Windsor, Special Counsel

Office of Financial Services

Securities and Exchange Commission

November 17, 2016

The Company’s Response: The procedure for calculating PBI’s adjusted shareholders’ equity is described in Section 9.2(d) of the merger agreement, which is attached to the proxy statement-prospectus as Appendix A and is incorporated by reference therein. PBI’s adjusted shareholders’ equity will be based on PBI’s consolidated equity as of the last business day prior to the closing of the merger, after giving effect to certain adjustments relating to, among other things, (i) professional fees incurred by PBI in connection with the merger, (ii) payments made by PBI in connection with the termination of preexisting employment agreements, (iii) premiums paid by PBI for a “tail” policy of directors’ and officers’ liability insurance, (iv) certain tax-related expenses, (v) conforming adjustments requested by the Company and (vi) unrealized gains or losses in PBI’s securities portfolio.

The minimum adjusted shareholders’ equity agreed upon by the parties in the merger agreement was based in part on projected financial information regarding PBI’s net income and tax distributions for the 2016 calendar year, as well as the expected exercise of all of the “non-capital” warrants outstanding as of the calculation date. See the Company’s responses to the comments below for further explanation regarding these warrants, which are currently significantly “in the money” and expire prior to the anticipated closing date of the merger. The non-capital warrants are held by directors and organizers of PBI, all of whom have either exercised their warrants as of the date of Amendment No. 1 or indicated their intention to do so prior to the expiration date. The exercise of all of the non-capital warrants alone would increase the adjusted shareholders’ equity of PBI by $5,340,000, and, when added to PBI’s total shareholders’ equity of $26,178,000 as of June 30, 2016, would be sufficient to satisfy the minimum adjusted shareholders’ equity closing condition. The disclosures regarding this condition on pages 6, 57 and 58 have been revised to clarify the assumptions and adjustments underlying the calculation of adjusted shareholders’ equity.

Summary Unaudited Pro Forma Condensed Combined Financial Data, page 11

2.

We note on page 11 and on Note 1 to the Pro Forma Balance Sheet on page 13 that the pro forma financial data assumes the conversion of “36,000 warrants outstanding as of June 30, 2016.” Please clarify whether these warrants relate to the PBI warrants to purchase 30,000 shares of PBI common stock identified on page vi and page 3 of the registration statement. If so, please explain the discrepancy between the 36,000 warrants described above with the fact that the merger agreement states in Article 5.3(a) of the merger agreement that the PBI warrants would not exceed 33,000 and the 30,000 warrants mentioned on pages iv and 3.

The Company’s Response: As of June 30, 2016, there were a total of 570,000 vested warrants to purchase PBI common stock outstanding, consisting of (i) 36,000 warrants granted in connection with the initial capitalization of Private Bank, or “capital warrants,” and (ii) 534,000 warrants granted in connection with investments made by the organizers of Private Bank beyond their respective minimum capital contributions, or “non-capital warrants.” Between June 30, 2016 (the date of the Pro Forma Balance Sheet in the Registration Statement) and August 30, 2016 (the date of the merger agreement), one warrant holder exercised 3,000 capital warrants, causing a total of 33,000 capital warrants to be outstanding as of the date of the merger agreement. Between August 30, 2016 and October 21, 2016 (the date of the filing of the Registration Statement), another warrant holder exercised 3,000 capital warrants, resulting in a total of 30,000 capital warrants outstanding as of the date of the filing of the Registration Statement. However, since the Pro Forma Balance Sheet in the Registration Statement is based in part on the balance sheet of PBI as of June 30, 2016 (updated to September 30, 2016 in Amendment No. 1), we have used the number of capital warrants actually outstanding as of that date. In addition, since the date of the initial filing of the Registration Statement, another warrant holder has exercised 3,000 capital warrants, bringing the current total to 27,000. We have revised the disclosures referenced in the Staff’s comment to clarify that these warrants are capital warrants, and have further revised the description of warrants throughout the proxy statement-prospectus to clarify the distinction between capital warrants and non-capital warrants.

Mr. Christian Windsor, Special Counsel

Office of Financial Services

Securities and Exchange Commission

November 17, 2016

3.

Please explain to us whether the $5,340,000 payment described in footnote “e” to Unaudited Pro Forma Combined Condensed Balance Sheet on page 13 will impact either the merger consideration, or the PBI equity threshold closing condition. We also note that you disclose on page 13, note 1, that as part of the consideration, you have assumed the exercise of 534,000 non-capital warrants, which appears to contradict your response to the third from last question on page vi, wherein you state that all warrants except for the PBI warrants to purchase 30,000 shares of its stock would be forfeited prior to the merger. Make conforming changes to your disclosure based on your response.

The Company’s Response: The Unaudited Pro Forma Combined Condensed Balance Sheet on page 13 assumes that all of the non-capital warrants outstanding on the determination date (534,000 non-capital warrants as of June 30, 2016, as described in response no. 2 above) will be exercised prior to the closing of the merger at an exercise price of $10.00 per warrant. The accounting treatment for the exercise of these warrants is a debit to the cash account and a corresponding credit to the common stock account on the balance sheet in the amount of $5,340,000, as described in footnote “e.” Each non-capital warrant, if not previously exercised, expires according to its terms on December 11, 2016, which is prior to the anticipated effective time of the merger. In contrast, each capital warrant, if not previously exercised, will automatically convert into 0.4375 shares of NCC common stock at the effective time of the merger, as described on pages vi, 3 and 54. The Company’s response to the third from last question on page vi is intended to demonstrate that only these non-capital warrants are subject to forfeiture if not exercised prior to the merger. We have revised this disclosure to describe the warrants that are outstanding, and to clarify that only the capital warrants are not subject to automatic forfeiture. In addition, the exercise of any non-capital warrants will increase the adjusted shareholders’ equity of PBI as described above, thereby increasing the likelihood of the satisfaction of the corresponding closing condition. Because the aggregate cash component of the total merger consideration is fixed, the only impact that the exercise or forfeiture of the non-capital warrants will have on the total merger consideration is in connection with the total number of NCC shares to be issued.

Certain PBI Unaudited Prospective Financial Information, page 42

4.

We note your statement that the prospective financial information is “not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to BSP in connection with the merger.” This statement unduly limits a shareholder’s reliance on material non-public information that was provided to the purchaser as part of the determination to enter into the acquisition and is inappropriate. Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the prospectus. Similarly, please revise the disclosure disclaiming any obligation to update the disclosure to remove any implication that PBC might be aware of any reason why the projections are no longer valid as of the date of the registration statement.

Mr. Christian Windsor, Special Counsel

Office of Financial Services

Securities and Exchange Commission

November 17, 2016

The Company’s Response: The fifth sentence of the third paragraph and the last sentence of the fourth paragraph of this section have been deleted in response to the Staff’s comment.

If you have any questions or comments regarding this response or otherwise, please call the undersigned at (205) 313-8122. Thank you very much for your attention to this matter.

Very truly yours,

/s/ William E. Matthews, V

William E. Matthews, V

Chief Financial Officer